Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249981

PROSPECTUS SUPPLEMENT NO. 9

(to Prospectus dated December 9, 2020)

Fisker Inc.

Up to 133,785,596 Shares of Class A Common Stock

Up to 27,760,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 9,360,000 Warrants

This prospectus supplement supplements the prospectus dated December 9, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-249981). This prospectus supplement is provided solely to update the selling securityholders table in the Prospectus to reflect certain transfers or other assignments of shares of our Class A Common Stock (as defined below) beneficially owned by certain of the selling securityholders identified herein. The information with regard to the other selling securityholders is unchanged from the information contained in the Prospectus.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 27,760,000 shares of our Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”), which consists of (i) up to 9,360,000 shares of Class A Common Stock that are issuable upon the exercise of 9,360,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the IPO (as defined in the Prospectus) of Spartan Energy Acquisition Corp. (“Spartan”), at an exercise price of $11.50 per share of Class A Common Stock, and (ii) up to 18,400,000 shares of Class A Common Stock that are issuable upon the exercise of 18,400,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the IPO of Spartan, at an exercise price of $11.50 per share of Class A Common Stock.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 133,785,596 shares of Class A Common Stock, including (i) 28,356,906 shares of Class A Common Stock issued pursuant to the Business Combination Agreement (as defined in the Prospectus) as Merger Consideration (as defined in the Prospectus), (ii) 13,358,824 Conversion Shares (as defined in the Prospectus), (iii) 9,360,000 shares of Class A Common Stock that may be issued upon exercise of the Private Warrants, (iv) 13,235,412 Executive Shares (as defined in the Prospectus), (v) up to 19,474,454 shares of Class A Common Stock that may be issued upon exercise of 19,474,454 warrants originally issued in a private placement to Magna International Inc. in connection with entering into a cooperation agreement, at an exercise price of $0.01 per share of Class A Common Stock (the “Magna Warrants”), and (vi) 50,000,000 PIPE Shares (as defined in the Prospectus).

Our Class A Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “FSR.” On June 7, 2021, the closing price of our Class A Common Stock was $17.40 per share. Our Public Warrants were formerly listed on the NYSE under the symbol “FSR WS.” On April 19, 2021, we redeemed all of the outstanding Public Warrants and the NYSE filed a Form 25-NSE with respect to the Public Warrants; the formal delisting of the Public Warrants became effective ten days thereafter.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 8, 2021.

SELLING SECURITYHOLDERS

The following information is provided to update the selling securityholders table in the prospectus to reflect transfers by Moore Global Investments, LLC, Series Fisker, a separate series of The Randall Group, LLC and The Randall Group Fisker Series C, of an aggregate of 5,822,866 shares of our Class A common stock. Accordingly, the selling securityholders table has been updated to (A) reduce the number of shares beneficially owned by (i) Moore Global Investments, LLC by 4,250,000, (ii) Series Fisker, a separate series of The Randall Group, LLC by 1,543,275, and (iii) The Randall Group Fisker Series C by 29,591 and (B) include the names and number of shares now held by each of the transferees. Additionally, the selling securityholders table is being updated to reflect transfers or assignments our Class A common stock and Class B common stock for estate planning purposes by Henrik Fisker and Dr. Geeta Gupta and certain related entities.

The following table sets forth information with respect to the selling securityholders and the shares of our Class A common stock beneficially owned by the selling securityholders as of May 31, 2021 and the percentage of beneficial ownership is calculated based on 295,413,494 shares of Common Stock, comprised of 163,059,366 shares of Class A common stock and 132,354,128 shares of Class B common stock outstanding as of such date.

Certain selling securityholders may beneficially own shares of our Class A Common Stock indirectly through their beneficial ownership of securities held directly by other selling securityholders included in the table below. In the table set forth below, such beneficial ownership is only included for the direct owner of such securities to avoid double counting, but is reflected in the footnotes for the other applicable beneficial owners of such securities.

Unless otherwise indicated below, the address of each selling securityholder listed in the table below is c/o 1888 Rosecrans Avenue, Manhattan Beach, CA, 90266.

Shares of Class A Common Stock

Name of Selling Securityholder	Shares of Class A Common Stock Beneficially Owned prior to Offering	Number of Shares of Class A Common Stock Being Offered	Shares of Class A Common Stock Beneficially Owned After the Offered Shares of Class A Common Stock are Sold
			Shares	Percent
Henrik Fisker(1)	75,039,566	7,559,224	67,480,342	22.9%
Dr. Geeta Gupta(2)	75,080,309	7,559,224	67,521,085	22.9%
Louis M. Bacon(3)	9,966,214	9,182,352	783,862	*
Roderick K. Randall(4)	2,297,562	2,173,174	124,388	*
Morris W. Randall Jr.	85,718	85,718	—	—
Dr. Donald Billingsley	342,873	342,873	—	—
Stage 1 Growth Fund LLC	428,592	428,592	—	—
David Baum	85,718	85,718	—	—
CE Family Investments LLC	85,718	85,718	—	—
Michael Hulslander	85,718	85,718	—	—
Dr. Stephen Lyle	85,718	85,718	—	—
Manuel Jimenez	3,250	3,250	—	—
Daniel Tauber	3,256	3,256	—	—
Jenell Randall	3,256	3,256	—	—
William Craig Tomilson	13,025	13,025	—	—
Kai Olavi Oistamo	3,256	3,256	—	—
Manel Huertas Vidal	3,256	3,256	—	—
TOTAL	163,613,005	27,703,329	135,909,676	46.0%

We do not know when or in what amounts the selling securityholders will offer shares for sale, if at all. The selling securityholders may sell any or all of the shares included in and offered by this prospectus. Because the selling securityholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering all of the securities registered will be sold by the selling securityholders.

*	Less than 1%.
(1)

Consists of (i) 66,177,064 shares of Class A common stock underlying 66,177,064 shares of Class B common stock, (ii) 941,518 shares of Class A common stock and (iii) 7,920,984 shares of Class A common stock issuable upon the exercise of stock options exercisable within 60 days after May 31, 2021, each held by the Henrik Fisker and Geeta Gupta, trustees of the Mayfair Trust dated March 14, 2017 (the “Mayfair Trust”). Mr. Fisker and Dr. Gupta, our Chairman, Chief Executive Officer and President and our Chief Financial Officer and Chief Operations Officer, respectively, and each a member of our Board of Directors, serve as members of the Mayfair Trust and as such, have shared voting and dispositive power with respect to the shares held by the Mayfair Trust and may be deemed to beneficially own the shares held by the Mayfair Trust.

(2)

Consists of (i) 66,177,064 shares of Class A common stock underlying 66,177,064 shares of Class B common stock, (ii) 941,518 shares of Class A common stock and (iii) 7,961,727 shares of Class A common stock issuable upon the exercise of stock options exercisable within 60 days after May 31, 2021, each held by the Mayfair Trust. Mr. Fisker and Dr. Gupta, our Chairman, Chief Executive Officer and President and our Chief Financial Officer and Chief Operations Officer, respectively and each a member of our Board of Directors, serve as members of Henrik Fisker and Geeta Gupta, trustees of the Mayfair Trust dated March 14, 2017 (the “Mayfair Trust”) and as such, have shared voting and dispositive power with respect to the shares held by the Mayfair Trust and may be deemed to beneficially own the shares held by the Mayfair Trust.

(3)

Consists of 9,877,979 shares of Class A common stock held by MMF LT, LLC (“MMF”) and 88,235 shares of Class A common stock held by Moore Strategic Ventures, LLC (“MSV LLC”). Moore Capital Management, LP (“MCM LP”), the investment manager of MMF, has voting and investment control over the shares held by MMF. Louis M. Bacon controls the general partner of MCM LP and may be deemed the beneficial owner of the shares held by MMF. Mr. Bacon is also the indirect majority owner of MMF. Mr. Bacon is the indirect majority owner of MSV LLC, has voting and investment control over the shares held by MSV LLC, and may be deemed the beneficial owner of the shares held by MSV LLC. The address of MMF, MCM LP, MSV LLC and Mr. Bacon is 11 Times Square, 38th Floor, New York, New York 10036.

(4)

Consists of (i) 2,173,174 shares of Class A common stock and (ii) 124,388 shares of Class A common stock issuable upon the exercise of stock options exercisable within 60 days after May 31, 2021. Mr. Roderick Randall is a member of the Board of Directors.

3